

May 31, 2012

<u>Via E-mail</u>
John Rudy
Chief Financial Officer
Zunicom, Inc.
4315 W. Lovers Lane
Dallas, Texas 75209

> **Re: Zunicom, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed by**
> **Zunicom, Inc., William Tan and John Rudy**
> **Filed May 17, 2012**
> **File No. 005-50405**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed May 17, 2012**
> **File No. 000-27210**

Dear Mr. Rudy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The three representations requested at the bottom of our letter dated March 9, 2012 must be provided by the company and not company's counsel. Please revise.

Preliminary Information Statement on Schedule 14C

2. It does not appear that you have revised the cover page of the information statement to indicate that it is a "preliminary copy." Accordingly, we reissue comment 6.

Special Factors, page 10

3. We note your response to comment 11. Please move the sections "Structure of the Reverse/Forward Stock Split" and "Market Related Information; Dividend Policy" to appear after the "Special Factors" section.

Reasons for and Purposes of the Reverse/Forward Stock Split, page 11

4. We note your response to comment 12. In addition to disclosing why the company decided to undertake the transaction now as opposed to other times in your history, please also disclose why Messrs. Tan and Rudy, as filing persons, also decided to undertake the transaction now.

Background of the Reverse/Forward Stock Split, page 15

Selection of Independent Consultant, page 15

5. We note your response to comment 17. Please tell us why you obtained the 2009 valuation analysis with a view to understanding whether it is materially related to this transaction.

The Independent Consultant's Appraisal Report, page 15

6. We note your response to comment 20. Please elaborate upon how the Independent Consultant determined to make the adjustments you quantify here. For example, explain how the amount of the reduction to Intangible asset values was determined and describe the bases upon which the Independent Consultant estimated market values, potential sales proceeds and future overhead expenses.

Shareholder Consent, page 17

We note your response to comment 16. Please provide us with an analysis of whether Mr. Tan's solicitation of five security holders constituted a solicitation, as such term is defined in Exchange Act Rule 14a-1(l), which would have required the filing and delivery of a proxy statement on Schedule 14A prior to obtaining such consents.

Impact of the Reverse/Forward Stock Split, page 17

7. We note your response to comment 24. You continue to state $5,000 on pages 13 and 16 when referring to the amount estimated for redemptions. Please revise.

Fairness of the Reverse/Forward Stock Split to Shareholders, page 21

8. We note your response to comment 27. We also note the projected financial information contained in Schedules C.1-C.8 in the Independent Consultant's Valuation Report. Please disclose such data in an appropriate location in the information statement.

Board Determination of Fairness of the Reverse/Forward Stock Split to Shareholders, page 23

9. We note your response to comment 30, where you indicate that Texas law does not restrict the ability of shareholders to vote on any matter. As a result, it is unclear to us why you did not condition the approval of this transaction on the majority of unaffiliated shareholders. Please elaborate.

Procedural Fairness, page 23

10. We note your response to comment 31. Please disclose the basis for your statements noted below.

- "[E]ven though there is a limited trading market for our Common Stock…such Shareholder could decide whether to remain a Shareholder or cash out by buying shares in a stock market." Please explain to us why you believe a shareholder attempting to buy up to 11 shares would not be affected by the limited trading market for your stock.

- "With respect to unaffiliated Shareholders holding 12 or more shares…" Please explain to us why you concluded that the opportunity for such shareholders was immaterial to such shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: George Lander
   Morse, Zelnick, Rose & Lander, LLP